News Release

For Immediate Release

Leading Canadian life insurance companies jointly release an update on the new IFRS 17 accounting standard

TORONTO, WINNIPEG, April 19, 2022 – Three Canadian life insurance companies, Great-West Lifeco Inc., Manulife Financial Corporation and Sun Life Financial Inc., (together referred to as the "Companies"), jointly announced today that they have released a document entitled "Overview of earnings presentation and reporting under the new IFRS 17 accounting standard" regarding IFRS 17, *Insurance Contracts*, which takes effect on January 1, 2023.

The adoption of this global accounting standard is expected to enhance the reporting of insurance business under IFRS as issued by the IASB. The Companies note that the adoption of IFRS 17 will not change the underlying fundamentals of their businesses, their financial strength, or ability to pay claims.

The document provides the Companies' collective view on certain presentation and reporting concepts expected under IFRS 17, including a simplified view of the income statement, an illustration of the drivers of earnings analysis, and definitions of select key performance indicators.

To download the document, please visit the following links.
https://www.greatwestlifeco.com/news-events/events/april-19-2022.html
https://www.manulife.com/en/investors/results-and-reports.html
https://www.sunlife.com/en/investors/presentations-and-events/past-events/

About Great-West Lifeco Inc.
Great-West Lifeco is an international financial services holding company with interests in life insurance, health insurance, retirement and investment services, asset management and reinsurance businesses. We operate in Canada, the United States and Europe under the brands Canada Life, Empower, Putnam Investments, and Irish Life. At the end of 2021, our companies had approximately 28,000 employees, 215,000 advisor relationships, and thousands of distribution partners – all serving over 33 million customer relationships across these regions. Great-West Lifeco trades on the Toronto (TSX) Stock Exchange under the ticker symbol GWO and is a member of the Power Corporation group of companies. To learn more, visit greatwestlifeco.com.

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions and retirement plan members worldwide. Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. In the previous 12 months we made CAD$31.8 billion in payments to our customers.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2021, Sun Life had total assets under management of $1.44 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Great-West Lifeco Inc.
The Canada Life Assurance Company
Media Relations
Liz Kulyk
204-391-8515
media.relations@canadalife.com

Investor Relations
Deirdre Neary
647-328-2134
deirdre.neary@canadalife.com

Manulife Financial Corporation
The Manufacturers Life Insurance Company
Media Contact
Cheryl Holmes
416-557-0945
cheryl_holmes@manulife.com

Investor Relations
Hung Ko
416-806-9921
hung_ko@manulife.com

Sun Life Financial Inc.
Sun Life Assurance Company of Canada
Media Relations
Rajani Kamath
416-979-6070
rajani.kamath@sunlife.com

Investor Relations
Yaniv Bitton
416-979-6496
yaniv.bitton@sunlife.com